Exhibit 99.1
Longtop Financial Technologies Limited Announces Resignation of Independent
Auditor and Chief Financial Officer,
Initiation of Independent Investigation, SEC Inquiry and COO Appointment
Hong Kong, China, May 23, 2011 — Longtop Financial Technologies Limited (“Longtop” or the “Company”) (NYSE: LFT) announced today that the Company’s registered independent accounting firm, Deloitte Touche Tohmatsu CPA Ltd. (“DTT”), has resigned as auditor of the Company by letter dated May 22, 2011. The Company also announced that Derek Palaschuk, the Company’s Chief Financial Officer, tendered his resignation by letter, dated May 19, 2011, and the Board has taken his resignation under advisement.
In its letter, DTT stated that it was resigning as the result of, among other things (1) the recently identified falsity of the Company’s financial records in relation to cash at bank and loan balances (and possibly in sales revenue); (2) the deliberate interference by certain members of Longtop management in DTT’s audit process; and (3) the unlawful detention of DTT’s audit files. DTT further stated that DTT was no longer able to rely on management’s representations in relation to prior period financial reports, that continued reliance should no longer be placed on DTT’s audit reports on the previous financial statements, and DTT declined to be associated with any of the Company’s financial communications in 2010 and 2011.
Longtop’s Audit Committee has retained US legal counsel and authorized the retention of forensic accountants to conduct an independent investigation into the matters raised by DTT’s resignation letter. The Audit Committee has also initiated a search for a new auditor. Further, Longtop was advised by the United States Securities and Exchange Commission (“SEC”) that the SEC was conducting an inquiry regarding related matters. Longtop intends to cooperate fully with the SEC’s inquiry.

Longtop is unable to determine the full effect of these matters, including whether any restatement of its historical financial statements will be required, until the Audit Committee completes its review. Longtop cannot predict when it will announce its financial results for Q4 2010, or when it will file its Form 20F for the fiscal year ended March 31, 2011.
Further, the Company announced that Wei Dong, Senior Vice President since April 1, 2009, assumed the responsibility of Chief Operating Officer of the Company.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as ''believes,’’ ''expects,’’ ''anticipates,’’ ''intends,’’ ''estimates,’’ the negative of these terms, or other comparable terminology. There is significant uncertainty related to the concerns raised by the DTT resignation letter and the potential impact of the internal investigation and the findings of that investigation on the Company and its businesses (including the potential costs associated with this investigation). Other factors that could cause actual results to differ include the ability to retain an audit firm to replace DTT; effectiveness, profitability, and marketability of the company’s solutions; the Company’s limited operating history; its reliance on a limited number of customers that continue to account for a high percentage of the Company’s revenues; risk of payment failure by any of its large customers, which could significantly harm the Company’s cash flows and profitability; future shortage or availability of the supply of employees; general economic and business conditions; the volatility of the company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Any projections in this release are based on limited information currently available to us, which is subject to change.
About Longtop Financial Technologies Limited
Longtop is a leading software development and solutions provider targeting the financial services industry in China. Longtop develops and delivers a comprehensive range of software applications and solutions with a focus on meeting the rapidly growing IT needs of the financial services institutions in China. Longtop is the highest ranked Chinese financial technology provider on the Global FinTech 100 survey of top technology partners to the financial services industry. Independent research firm IDC has also named Longtop the No.1 market share leader in China’s Banking IT solution market and the No.2 market share leader in China’s Insurance IT solution market in calendar year 2009.
Contact us
Longtop Financial Technologies Limited
Email: ir@longtop.com